UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WESTLAKE CHEMICAL PARTNERS LP
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS, NO PAR VALUE
(Title of Class of Securities)
960417103
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 960417103	13G

1	NAMES OF REPORTING PERSONS
TTWF LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,122,230 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,122,230 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,122,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Includes (i) 14,122,230 common units representing Westlake Chemical Partners LP (“Issuer”) limited partnership interests held by WPT LLC over which TTWF LP may be deemed to share beneficial ownership.

(2)	Based upon 32,247,371 common units representing Issuer limited partnership interests outstanding as of December 31, 2017, which information was provided by Issuer on December 31, 2018.

CUSIP No. 960417103	13G

1	NAMES OF REPORTING PERSONS
TTWFGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,122,230 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,122,230 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,122,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes (i) 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which TTWFGP LLC may be deemed to share beneficial ownership.

(2)	Based upon 32,247,371 common units representing Issuer limited partnership interests outstanding as of December 31, 2018.

CUSIP No. 960417103	13G

1	NAMES OF REPORTING PERSONS
Albert Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
96,435

	6	SHARED VOTING POWER
14,149,505 (1)

	7	SOLE DISPOSITIVE POWER
96,435

	8	SHARED DISPOSITIVE POWER
14,149,505 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,245,940

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
44.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which Albert Chao may be deemed to share beneficial ownership, (ii) 9,093 common units representing Issuer limited partnership interests held by AYC 1996 Trust over which Albert Chao may be deemed to share beneficial ownership, (iii) 9,091 common units representing Issuer limited partnership interests held by John Tsung-Chen Chao 2012 Exempt Trust over which Albert Chao may be deemed to share beneficial ownership and (iv) 9,091 common units representing Issuer limited partnership interests held by Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust over which Albert Chao may be deemed to share beneficial ownership.

(2)	Based upon 32,247,371 common units representing Issuer limited partnership interests outstanding as of December 31, 2018.

CUSIP No. 960417103	13G

1	NAMES OF REPORTING PERSONS
James Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
55,000

	6	SHARED VOTING POWER
14,122,230 (1)

	7	SOLE DISPOSITIVE POWER
55,000

	8	SHARED DISPOSITIVE POWER
14,122,230 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,177,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
44.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes (i) 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which James Chao may be deemed to share beneficial ownership.

(2)	Based upon 32,247,371 common units representing Issuer limited partnership interests outstanding as of December 31, 2018.

CUSIP No. 960417103	13G

1	NAMES OF REPORTING PERSONS
Dorothy C. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,122,230 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,122,230 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,122,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which Dorothy C. Jenkins may be deemed to share beneficial ownership.

(2)	Based upon 32,247,371 common units representing Issuer limited partnership interests outstanding as of December 31, 2018.

Item 1 (a).  Name of Issuer:

Westlake Chemical Partners LP (“Issuer”)

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

Item 2 (a).  Name of Person Filing:

This Amendment No. 4 to Schedule 13G is being filed by and on behalf of the following persons (the “Reporting Persons”)*:

(i)	TTWF LP (“TTWF”);
(ii)	TTWFGP LLC (“TTWFGP”);
(iii)	Albert Chao;
(iv)	James Chao; and
(v)	Dorothy C. Jenkins

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Westlake Chemical Partners LP, 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2 (c).  Citizenship:

TTWF is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. Albert Chao is a citizen of the United States. James Chao is a citizen of the United States. Dorothy Jenkins is a citizen of the United States.

Item 2 (d).  Title of Class of Securities:

Common units representing Issuer’s limited partnership interests (“Common Units”).

Item 2 (e).  CUSIP Number:

960417103

Item 3.

Not applicable.

Item 4.    Ownership:

Westlake Chemical Corporation (“Westlake”) owns 100% of Westlake Olefins Corporation, which owns 100% of Westlake Chemical Investments, Inc., which owns 100% of Westlake Polymers LLC, which owns 100% of WPT LLC (“WPT”), which is the holder of record of 14,122,230 Common Units. TTWF is the holder of record of 92,010,554 shares of common stock of Westlake and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner. TTWFGP serves as the General Partner of TTWF and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner.

Two trusts held for the benefit of the members of the Chao family – including Albert Chao, James Chao and Dorothy C. Jenkins (the “Reporting Persons”) – are the managers of TTWFGP, which is the general partner of TTWF. The limited partners of TTWF are five trusts held principally for the benefit of the members of the Chao family, including the Reporting Persons and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by the Chao family, including the Reporting Persons. The Reporting Persons share voting and dispositive power with respect to the Common Units of which WPT is the record owner. The Individual Reporting Persons disclaim beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner except to the extent of their respective pecuniary interests therein.

Albert Chao is the record owner of 96,435 Common Units. As a trustee of each of AYC 1996 Trust, John Tsung-Chen Chao 2012 Exempt Trust and Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust, Albert Chao may be deemed to share beneficial ownership of the Common Units of which each trust is the record owner. The Common Units of which Albert Chao is the record owner, together with the 14,122,230 Common Units of which WPT is the record owner, over which Albert Chao may be deemed to share beneficial ownership, the 9,093 Common Units of which AYC 1996 Trust is the record owner, over which Albert Chao may be deemed to share beneficial ownership, the 9,091 Common Units of which John Tsung-Chen Chao 2012 Exempt Trust is the record owner, over which Albert Chao may be deemed to share beneficial ownership and the 9,091 Common Units of which Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust is the record owner, over which Albert Chao may be deemed to share beneficial ownership, add up to the number of Common Units listed in Item 9 of Albert Chao’s respective cover page. Albert Chao disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner, the 9,093 Common Units of which AYC 1996 Trust is the record owner, the 9,091 Common Units of which John Tsung-Chen Chao 2012 Exempt Trust is the record owner and the 9,091 Common Units of which Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust is the record owner, except in each case to the extent of his pecuniary interest therein. Albert Chao disclaims beneficial ownership of Common Units over which his brother, James Chao, has sole voting and dispositive power.

James Chao is the record owner of 55,000 Common Units. The Common Units of which James Chao is the record owner, together with the 14,122,230 Common Units of which WPT is the record owner, over which James Chao may be deemed to share beneficial ownership, add up to the number of Common Units listed in Item 9 of James Chao’s respective cover page. James Chao disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner, except to the extent of his pecuniary interest therein. James Chao disclaims beneficial ownership of Common Units over which his brother, Albert Chao, has sole voting and dispositive power.

The 14,122,230 Common Units of which WPT is the record owner, over which Dorothy C. Jenkins may be deemed to share beneficial ownership, add up to the number of Common Units listed in Item 9 of Dorothy C. Jenkins’s respective cover page. Dorothy C. Jenkins disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner, except to the extent of her pecuniary interest therein.

Item 5.    Ownership of Five Percent or Less of a Class:

On Amendment No. 3 to Issuer’s Schedule 13G, David Chao was inadvertently identified as a Reporting Person with beneficial ownership over 14,122,230 Common Units held by WPT. David Chao does not exercise investment or voting control over the Common Units held by WPT, and the Common Units which David Chao beneficially owns directly do not exceed five percent (5%) of the issued and outstanding shares of the Issuer. Accordingly, David Chao has been removed as a Reporting Person.

On Amendment No. 3 to Issuer’s Schedule 13G, AYC 1996 Trust was inadvertently identified as a Reporting Person with beneficial ownership over 14,122,230 Common Units held by WPT. AYC 1996 Trust does not does not exercise investment or voting control over the Common Units held by WPT, and the Common Units which AYC 1996 Trust beneficially owns directly do not exceed five percent (5%) of the issued and outstanding shares of the Issuer. Accordingly, AYC 1996 Trust has been removed as a Reporting Person.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

See Item 2.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

Not applicable.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2019

TTWF LP

By:	TTWFGP LLC,its General Partner

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

/s/ Albert Chao
Albert Chao

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings..

Date:  February 11, 2019

TTWF LP

By:	TTWFGP LLC,its General Partner

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

/s/ Albert Chao
Albert Chao

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins